Exhibit 4.13

Subscription Agreement

Zhejiang Youguan Automobile Service Co., Ltd.

Private Placement of Corporate Bonds that Can be Converted into Equity in 2020

Subscription Agreement

This Subscription Agreement (referred to as “this Agreement”) for Private Placement of Corporate Bonds (hereinafter referred to as “the Bonds”) that Can be Converted into Equity in 2020 for Zhejiang Youguan Automobile Service Co., Ltd. is entered into by the following parties:

Party A: (Issuer) Zhejiang Youguan Automobile Service Co., Ltd.

Address: Building 1-2, Convention and Exhibition Center, No. 32 Kaifa Avenue, Baiyang Street, Wuyi County, Jinhua City, Zhejiang Province

Party B: (Subscriber) Wuyi Transportation Construction Investment Group Co., Ltd.

Address: No. 132 Wuyang West Road, Wuyi County

Whereas:

1.	The bonds are issued by Zhejiang Youguan Automobile Service Co., Ltd. to qualified institutional investors, with a scale of not exceeding RMB 20 million yuan (RMB Twenty Million Yuan only), with a term not exceeding 60 months.

2.	Party B, as the subscriber of the Bonds, undertakes to comply with the relevant requirements for appropriateness management of investors issued by Zhejiang Equity Trading Center Co., Ltd.

After friendly negotiation, Party A and Party B have reached the following agreement regarding the subscription of the Bonds:

I. Basic Information of the Bonds

Financing scale: No more than RMB 20 million

Term: No more than 60 months

Bond face value: 100 yuan/piece

Bond interest rate: 7.5%/year

Frequency of interest payment: Annual interest payment, principal repayment and current interest at maturity

Fund purpose: Used to supplement the issuer’s working capital

Conversion terms: the valuation of Zhejiang Upin Auto Service Co., Ltd. during the conversion of convertible bonds in this issuance shall be calculated based on 70% of the valuation amount after audit evaluation of Zhejiang Upin Auto Service Co., Ltd., based on which the price per share of Party A at the time of investment shall be calculated (“Cooperation Agreement on Upin Car Project”). Prior to the conversion, if the company issues bonus shares, increases share capital, issues new shares (excluding the increase in capital due to the conversion of convertible bonds issued this time), allocates shares, and distributes cash dividends, etc., the conversion price will be adjusted accordingly, in accordance with the relevant provisions of “Prospectus of the Bonds”.

For other basic information about the bonds, please refer to the “Prospectus” and other materials. By signing this agreement, Party A and Party B shall be deemed to agree to execute in accordance with the relevant provisions of “Prospectus of the Bonds” and other materials.

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II. Subscription Price

Party B agrees to purchase the Bonds at its face value based on the basic information and conditions stipulated in the “Prospectus of the Bonds” and this Agreement.

III. Subscription Amount

The subscription amount for this time is RMB 20 million (RMB Twenty Million Yuan only).

IV. Subscription Method

After the signing of this agreement, Party B shall, within 2 working days, remit the full amount corresponding to the proposed bond subscription to the account of Zhejiang Equity Trading Center Co., Ltd. The account information is as follows:

Account Name: Zhejiang Equity Trading Center Co., Ltd.

Account number: 1202022309900556696

Bank of Deposit: Hangzhou Genshan Branch of Industrial and Commercial Bank of China

Party B shall be deemed to have completed the payment obligation after completing the transfer of the above-mentioned funds and providing the corresponding transfer voucher to Party A.

V. Debt Custody and Payment of Principal and Interest

After consultation, Party A and Party B have decided to entrust Zhejiang Equity Custody Service Co., Ltd. to handle the registration, custody, and principal and interest redemption of the Bonds. Party A or its authorized representative shall handle the relevant procedures for registration, custody, and principal and interest redemption of the Bonds in accordance with the requirements and procedures of Zhejiang Equity Custody Service Co., Ltd.

VI. Representations and Warranties

Both Party A and Party B guarantee that they are legally established and validly existing legal persons or natural persons with full civil capacity, and have the right to sign and perform this Agreement.

1.	Party A promises and guarantees as follows:

1.1	Party A undertakes that after the installment issuance of the Bond, the final number of investors shall not exceed 200 after penetration statistics.

1.2	Party A promises and guarantees that it has made corresponding risk warnings to Party B, including but not limited to the content specified in the “Prospectus” and other documents.

1.3	Party A promises and guarantees that the materials, documents, and other contents or information provided to Party B are free from false records, misleading statements, or significant omissions, and assumes legal responsibility for their authenticity, accuracy, and completeness. The electronic documents submitted are completely consistent with the written documents, and such contents or information constitute the complete whole of the commitment or guarantee made to Party B.

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2.	Party B promises and guarantees as follows:

2.1	Party B’s subscription behavior and the source of transaction funds comply with the provisions of relevant laws and regulations and normative documents (including but not limited to anti-money laundering and other aspects), and confirm that it is clear and willing to strictly comply with the provisions of relevant laws and regulations and normative documents, as well as the relevant provisions of Zhejiang Equity Trading Center Co., Ltd.

2.2	Party B promises to have sufficient professional competence to conduct independent investment analysis and decision-making on the purchase of the Bonds.

2.3	Party B guarantees that it has carefully read the “Prospectus” and other relevant documents of the Bonds, and its subscription for the Bonds is an independent investment judgment made on the basis of full knowledge and consideration of the investment risks of the Bonds.

2.4	Party B promises to be aware of and accept that the Bonds are intended for qualified institutional investors, so there is no recommender, recommendation agreement, trustee, or legal opinion in the record of issuance of the Bonds; due to the issuer’s establishment in May 2020, there is no audit report for the issuer’s most recent complete accounting year in the record of issuance of the Bonds; arrangements for credit enhancement measures and other special arrangements, and voluntarily bear all legal consequences arising therefrom.

Party B is aware that the issuance and subscription of the Bonds is completely a voluntary market behavior, and understands and agrees that the services provided by Zhejiang Equity Trading Center Co., Ltd. and Zhejiang Equity Custody Service Co., Ltd. for the Bonds such as filing and issuance, registration and custody, entrusted principal and interest payment, listing transfer, etc., do not represent a judgment or guarantee of Party A’s operating risk, debt repayment risk, litigation risk, investment risk or return of the Bonds. If there are situations in the future where the issuer fails to timely repay the principal and interest, or the Bonds fail to be successfully converted into shares, the risks shall be borne by both parties themselves and are not related to Zhejiang Equity Trading Center Co., Ltd. or Zhejiang Equity Custody Service Co., Ltd.

VII. Force Majeure

If a force majeure event occurs, the party suffering from the event shall immediately notify the other party through the fastest possible means, and provide written proof documents within five natural days to explain the details of the event and the reasons for the failure or partial failure to perform or delay in performing this Agreement, after which the parties shall negotiate whether to extend the performance of this Agreement or terminate this Agreement. “Force Majeure” means an unforeseeable, unavoidable and insurmountable event occurring at the place of registration, place of business or place of performance of the parties hereto, which hinders, affects, or delays either party from fulfilling all or part of its obligations under this Agreement. This event includes but is not limited to:

1.	1. Force majeure situations such as earthquakes, typhoons, floods, fires, wars, etc.;

2.	The promulgation and implementation of new laws, regulations, and provisions, as well as the modification of existing laws, regulations, and provisions, or changes in the interpretation of existing laws, regulations, and provisions by authorized institutions;

3.	Significant changes in the country’s political, economic, financial, and other conditions;

4.	Technical limitations, communication line failures, and other reasons.

If the subscription or delivery, registration and custody, entrusted redemption, and other matters of the Bonds cannot be fulfilled according to the agreed conditions due to force majeure, the party that encounters the above situations shall not be liable for breach of contract or compensation, but shall immediately notify the other party of the situation upon becoming aware of the above situation.

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VIII. Liability for Breach

Both parties shall perform their respective obligations as agreed. If either party fails to perform or fully perform the contract as agreed, thereby causing economic losses to the other party, the breaching party shall be liable for compensation, except for force majeure reasons.

IX. Litigation or Other Dispute Resolution Mechanisms

Disputes arising from the interpretation and performance of the issuance, interest payment, redemption or other related matters of the Bonds shall be first settled by the parties through negotiation. If the negotiation fails, a lawsuit may be filed with the People’s Court of Jianggan District of Hangzhou, and the judicial decision shall be binding on all parties.

X. Miscellaneous

1.	This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China. Both parties acknowledge that if any one or more provisions of this Agreement violate applicable laws and regulations, such provision shall be deemed invalid, but such invalid provision shall not affect the validity of the other provisions of this Agreement.

2.	Any modification or supplement to this Agreement shall be subject to the signatures and seals of both parties. The “Prospectus”, supplementary agreement, and commitment letter have the same legal effect as this Agreement. In case of any inconsistency, the “Prospectus” shall prevail.

3.	Both parties to this Agreement entrust Zhejiang Equity Trading Center Co., Ltd. to keep all written documents and electronic information related to this Agreement.

4.	This Agreement is made in quadruplicate, with each party holding one copy. The other two copies shall be submitted to Zhejiang Equity Trading Center Co., Ltd. as materials for the convertible bonds, and all of them shall have the same legal effect.

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(This page has no text, and is the signature page of “Subscription Agreement for Private Placement of Corporate Bonds that Can be Converted into Equity in 2020 for Zhejiang Youguan Automobile Service Co., Ltd.”)

Party A (Seal): Zhejiang Youguan Automobile Service Co., Ltd.

Legal representative or authorized agent: Jia Fengyong

Party B (Seal): Wuyi Transportation Construction Investment Group Co., Ltd.

Legal representative or authorized agent: XXXXXXX(handwritten signature)

September 17, 2020

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